Exhibit 12.2

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS

(In Thousands, Except Ratios)

	Year ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Income (loss) from continuing operations before income taxes	$(26,847)	$16,071	$5,742	$(1,428)	$2,947
Plus: fixed charges	3,441	2,084	2,026	1,969	2,254
Preference securities dividends	(1,162)	(974)	(975)	(984)	(963)

Earnings available for fixed charges	$(24,568)	$17,181	$6,793	$(443)	$4,238

Fixed Charges:
Interest expense	$2,279	$1,110	$1,051	$985	$1,291
Preference securities dividends	1,162	974	975	984	963

Total fixed charges	$3,441	$2,084	$2,026	$1,969	$2,254

Ratio of Earnings to Fixed Charges and
Preference Securities Dividends	(a)	8.24	3.35	(b)	1.88

(a)	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $28,009 thousand.

(b)	Earnings for the year ended December 31, 2002 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $2,412 thousand.